UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D/A

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Hyster-Yale Materials Handling, Inc.

(Name of Issuer)

Class B Common Stock, par value $0.01 per share

(Title of Class of Securities)

449172204

(CUSIP Number)

Alfred M. Rankin, Jr.

5875 Landerbrook Drive Cleveland, Ohio 44124-4017

(216) 449-9600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 449172204	Schedule 13D	Page 2 of 13 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Alfred M. Rankin, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 247,153
	8	SHARED VOTING POWER 1,403,781
	9	SOLE DISPOSITIVE POWER 247,153
	10	SHARED DISPOSITIVE POWER 1,403,781
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,650,934
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.6%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 449172204	Schedule 13D	Page 3 of 13 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Victoire G Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 21,006
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 21,006
	10	SHARED DISPOSITIVE POWER 1,629,928
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,650,934
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.6%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 449172204	Schedule 13D	Page 4 of 13 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Helen R. Butler (f/k/a Helen P. Rankin)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 58,586
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 58,586
	10	SHARED DISPOSITIVE POWER 1,371,553
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,430,139
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.1%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 449172204	Schedule 13D	Page 5 of 13 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Clara T. Rankin Williams (f/k/a Clara T. Rankin)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 58,586
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 58,586
	10	SHARED DISPOSITIVE POWER 1,349,432
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,408,018
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.5%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 449172204	Schedule 13D	Page 6 of 13 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Claiborne R. Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 123,760
	8	SHARED VOTING POWER 1,367,163
	9	SOLE DISPOSITIVE POWER 123,760
	10	SHARED DISPOSITIVE POWER 1,367,163
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,490,923
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.6%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 449172204	Schedule 13D	Page 7 of 13 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Chloe O. Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,783
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,783
	10	SHARED DISPOSITIVE POWER 1,488,140
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,490,923
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.6%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 449172204	Schedule 13D	Page 8 of 13 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) John C. Butler Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 27,272
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 27,272
	10	SHARED DISPOSITIVE POWER 1,402,867
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,430,139
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.1%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 449172204	Schedule 13D	Page 9 of 13 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) David B. Williams
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,332
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,332
	10	SHARED DISPOSITIVE POWER 1,405,686
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,408,018
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.5%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 449172204	Schedule 13D	Page 10 of 13 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Julia L. Rankin Kuipers
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,072
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 10,072
	10	SHARED DISPOSITIVE POWER 338,535
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 348,607
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 449172204	Schedule 13D	Page 11 of 13 Pages

Part II to Schedule D

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) is hereby filed to update and supplement certain information with respect to beneficial ownership of shares of Class B Common Stock (“ Class B Common “) of Hyster-Yale Materials Handling, Inc. (the “Issuer”) held by Rankin Associates II, L.P., a Delaware limited partnership (the “Partnership”), that appeared in the Schedule 13D filed by the Reporting Persons on February 14, 2013 (the “Initial Filing”), as amended by Amendment No.1 filed on February 14, 2014 (the “Amendment No. 1”). This Amendment No. 2 (a) updates certain information with respect to certain Reporting Persons under the Initial Filing and (b) reflects the acquisition and/or disposition of shares of Class B Common by certain Reporting Persons. Capitalized items used herein but not defined herein have the meanings assigned to them in the Initial Filing.

Item 2.	Identity and Background.

(a) – (c) Item 2 of the Filings is hereby amended as follows:

The statements under the heading John C. Butler, Jr., which appear in the Initial Filing, are hereby deleted and replaced by the following:

John C. Butler, Jr. Mr. Butler’s business address is 5875 Landerbrook Drive, Mayfield Heights, Ohio 44124-4017. He is (a) Senior Vice President-Finance, Treasurer and Chief Administrative Officer of NACCO Industries Inc. and (b) Senior Vice President –Project Development, Administration and Mississippi Operations of North American Coal.

The statements under the heading Julia Rankin Kuipers, which appear in the Initial Filing, are hereby deleted and replaced by the following:

Julia L. Rankin Kuipers. Mrs. Kuipers’ address is 161 Cushing Street, Cambridge, MA 02138. Mrs. Kuipers is not employed.

Item 5.	Interest in Securities of the Issuer.

(a)-(b) Although each Reporting Person disclaims beneficial ownership of any shares of Class B Common beneficially owned by each other Reporting Person, pursuant to the Act and regulations thereunder the Reporting Persons may be deemed as a group to have acquired beneficial ownership of 338,295 shares of Class B Common, the aggregate number of shares of Class B Common which are subject to the terms of the Rankin II Partnership Agreement, representing 8.5% of the outstanding Class B Common as of December 31, 2014.

The statements under the heading Alfred M. Rankin, Jr., which appear in Amendment No. 1, are hereby deleted and replaced in their entirety by the following:

Alfred M. Rankin, Jr. Mr. Rankin has the sole power to vote and dispose of 247,153 shares of Class B Common and shares the power to vote and dispose of 1,403,781 shares of Class B Common. Collectively, the 1,650,934 shares of Class B Common beneficially owned by Mr. Rankin constitute approximately 41.6% of the Class B Common outstanding as of December 31, 2014.

The statements under the heading Victoire G. Rankin, which appear in the Amendment No. 1, are hereby deleted and replaced in their entirety by the following:

Victoire G. Rankin. Mrs. Rankin has the sole power to vote and dispose of 21,006 shares of Class B Common and shares the power to dispose of 1,629,928 shares of Class B Common. Collectively, the 1,650,934 shares of Class B Common beneficially owned by Mrs. Rankin constitute approximately 41.6% of the Class B Common outstanding as of December 31, 2014.

The statements under the heading Helen R. Butler, which appear in the Amendment No. 1, are hereby deleted and replaced in their entirety by the following:

Helen R. Butler. Ms. Butler has the sole power to vote and dispose of 58,586 shares of Class B Common and shares the power to dispose of 1,371,553 shares of Class B Common. Collectively, the 1,430,139 shares of Class B Common beneficially owned by Ms. Butler constitute approximately 36.1% of the Class B Common outstanding as of December 31, 2014.

CUSIP No. 449172204	Schedule 13D	Page 12 of 13 Pages

The statements under the heading Clara T. Rankin Williams, which appear in Amendment No. 1, are hereby deleted and replaced in their entirety by the following:

Clara T. Rankin Williams. Ms. Williams has the sole power to vote and dispose of 58,586 shares of Class B Common and shares the power to dispose of 1,349,432 shares of Class B Common. Collectively, the 1,408,018 shares of Class B Common beneficially owned by Ms. Williams constitute approximately 35.5% of the Class B Common outstanding as of December 31, 2014.

The statements under the heading Claiborne R. Rankin, which appear in Amendment No. 1, are hereby deleted and replaced in their entirety by the following:

Claiborne R. Rankin. Mr. Rankin has the sole power to vote and dispose of 123,760 shares of Class B Common and shares the power to vote and dispose of 1,367,163 shares of Class B Common. Collectively, the 1,490,923 shares of Class B Common beneficially owned by Mr. Rankin constitute approximately 37.6% of the Class B Common outstanding as of December 31, 2014.

The statements under the heading Chloe O. Rankin, which appear in Amendment No. 1, are hereby deleted and replaced in their entirety by the following:

Chloe O. Rankin. Ms. Rankin has the sole power to vote and dispose of 2,783 shares of Class B Common and shares the power to dispose of 1,488,140 shares of Class B Common. Collectively, the 1,490,923 shares of Class B Common beneficially owned by Ms. Rankin constitute approximately 37.6% of the Class B Common outstanding as of December 31, 2014.

The statements under the heading John C. Butler, Jr., which appear in Amendment No. 1, are hereby deleted and replaced in their entirety by the following:

John C. Butler, Jr. Mr. Butler has the sole power to vote and dispose of 27,272 shares of Class B Common and shares the power to dispose of 1,402,867 shares of Class B Common. Collectively, the 1,430,139 shares of Class B Common beneficially owned by Mr. Butler constitute approximately 36.1% of the Class B Common outstanding as of December 31, 2014.

The statements under the heading David B. Williams, which appear in Amendment No. 1, are hereby deleted and replaced in their entirety by the following:

David B. Williams. Mr. Williams has the sole power to vote and dispose of 2,332 shares of Class B Common and shares the power to dispose of 1,405,686 shares of Class B Common. Collectively, the 1,408,018 shares of Class B Common beneficially owned by Mr. Williams constitute approximately 35.5% of the Class B Common outstanding as of December 31, 2014.

The statements under the heading Julia L. Rankin Kuipers, which appear in the Initial Filing, are hereby deleted and replaced in their entirety by the following:

Julia L. Rankin Kuipers. Mrs. Kuipers has the sole power to vote and dispose of 10,072 shares of Class B Common and shares the power to dispose of 338,535 shares of Class B Common. Collectively, the 348,607 shares of Class B Common beneficially owned by Mrs. Kuipers constitute approximately 8.8% of the Class B Common outstanding as of December 31, 2014.

[Signatures begin on the next page.]

[The remainder of this page was intentionally left blank.]

CUSIP No. 449172204	Schedule 13D	Page 13 of 13 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: February 17, 2015

RANKIN ASSOCIATES II, L.P.

By:	Rankin Management, Inc.,
its Managing Partner

By:	/s/ Alfred M. Rankin, Jr.
Alfred M. Rankin, Jr., President

RANKIN MANAGEMENT, INC.

By:	/s/ Alfred M. Rankin, Jr.
Alfred M. Rankin, Jr., President

REPORTING PERSONS

By:	/s/ Alfred M. Rankin, Jr.
Alfred M. Rankin, Jr., on behalf of himself, and as:
Attorney-in -Fact for Victoire G. Rankin*
Attorney-in -Fact for Helen R. Butler*
Attorney-in -Fact for Clara T. Rankin Williams*
Attorney-in -Fact for Thomas T. Rankin*
Attorney-in -Fact for Matthew M. Rankin*
Attorney-in -Fact for Claiborne R. Rankin*
Attorney-in -Fact for Chloe O. Rankin*
Attorney-in -Fact for Roger F. Rankin*
Attorney-in -Fact for Bruce T. Rankin*
Attorney-in -Fact for Alison A. Rankin*
Attorney-in -Fact for Corbin K. Rankin*
Attorney-in -Fact for John C. Butler, Jr.*
Attorney-in -Fact for James T. Rankin*
Attorney-in -Fact for Claiborne R. Rankin, Jr.*
Attorney-in -Fact for David B. Williams*
Attorney-in -Fact for Scott W. Seelbach*
Attorney-in -Fact for Elizabeth B. Rankin*
Attorney-in -Fact for Thomas P. Rankin*
Attorney-in -Fact for Julia Rankin Kuipers*
Attorney-in -Fact for Lynne T. Rankin*
Attorney-in -Fact for Chloe R. Seelbach*

*	The power of attorney authorizing the above named individual to act on behalf of each of the foregoing Reporting Persons is included in Exhibit 2, at page 16, and Exhibit 4, at pages 25 and 26 of the Schedule 13D, filed February 18, 1998.